March 24, 2026

Jason A. Okazaki
Chief Executive Officer and President
Assembly Biosciences, Inc.
Two Tower Place, 7th Floor
South San Francisco, California 94080

       Re: Assembly Biosciences, Inc.
           Registration Statement on Form S-3
           Filed March 19, 2026
           File No. 333-294459
Dear Jason A. Okazaki:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Chris Edwards at 202-551-6761 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:    P. Michelle Gasaway, Esq.